UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
Columbus. Ohio 43215	April 1, 2003 to June 30, 2003

File No 070-07758	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)

Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.    None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
June 30, 2003
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$ 23,085
Accounts Receivable	13,869
Prepaid Expenses and Other	1,146

Total Current Assets	38,100

Investments In and Advances to Energy Projects	172,943

Notes Receivable - Affiliate	87,235

Other Assets:
Construction in Progress and Project Development Costs	1,441
Property, Plant, and Equipment, net	103,617
Other - net	2,999

Total Other Assets	108,057

Total Assets	$ 406,335

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$ 2,719
Accrued Liabilities and Other	5,900

Total Current Liabilities	8,619

Notes Payable - Affiliate	303,993
Long-term Debt	39,924
Deferred Income Taxes	2,967
Other	24,074

Total Liabilities	379,577

Shareholder's Equity:
Common Stock	1
Additional Paid-In-Capital	87,945
Accumulated Deficit	(61,188)

Total Shareholder's Equity	26,758

Total Liabilities and Shareholder's Equity	$ 406,335

Exhibit B

CSW Energy, Inc.
Statements of Income
For the Twelve Months Ended June 30, 2003 and 2002
(Unaudited)
($000‘s)

	2003	2002
OPERATING REVENUE:
Electric Revenues	$ 16,739	$ 18,531
Equity in Income from Energy Projects	17,288	19,283
Operating and Maintenance Contract Services	14,331	12,744
Construction Contract Revenue	--	14,346
Other	368	3,716

Total Operating Revenue	48,726	68,620

OPERATING EXPENSES:
Fuel	2,254	3,144
Operating, Maintenance and Supplies	8,305	12,603
Depreciation and Amortization	14,975	5,643
Salaries, Wages and Benefits	7,386	9,919
Construction Contract Expenses	--	12,094
General and Administrative	20,625	11,733

Total Operating Expenses	53,545	55,136

INCOME (LOSS) FROM OPERATIONS	(4,819)	13,484

OTHER INCOME (EXPENSE):
Interest Income	5,899	8,516
Interest Expense	(9,911)	(13,086)
Provision for Asset Impairment	(11,876)	--
Sale of Project Ownership Interest	--	14,221
Other, net	(198)	(1,876)

Total Other Income (Expense)	(16,086)	7,775

INCOME (LOSS) BEFORE INCOME TAXES	(20,905)	21,259

INCOME TAX EXPENSE (BENEFIT)	(18,143)	1,701

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(2,762)	19,558

DISCONTINUED OPERATIONS, NET OF TAX	(166,037)	(4,961)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(120)	--

NET INCOME (LOSS)	$(168,919)	$ 14,597

S I G N A T U R E

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 22nd day of August, 2003.

CSW Energy, Inc.

/s/ Geoffrey Chatas

Geoffrey Chatas
Treasurer